May 11, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joseph McCann

                  Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 5, 2010
File No. 333-164738
Form 8-K/A
Filed January 21, 2010
File No. 333-153362

Dear Mr. McCann:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 4, 2010 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) and the Company’s Amended Current Report on Form 8-K/A (the “Form 8-K/A”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form S-1

Where You Can Find More Information, page iii

1.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements in the Form S-1 in accordance with Rule 8-08 of Regulation S-X.

Supplementary Executive Compensation Data, page 3

2.	We note the inclusion of certain information regarding the compensation earned by your named executive officers during 2009 and your disclosure that you may choose to award additional compensation based on evaluation of each executive’s performance during 2009. Please tell us why you have included this disclosure in your registration statement. To the extent that you are presenting material changes to your executive officers’ compensation in 2009 when compared with 2008, please advise us as to how you determined that the presentation in your registration statement is comparable with the 2008 information provided in your definitive proxy statement filed July 13, 2009, and that the presentation of any material change in a format other than that required by Item 402 of Regulation S-K is appropriate.

Response: The Company has revised its executive compensation disclosures for the fiscal year ended December 31, 2009. These disclosures were included in the Company’s Form 10-K/A filed with the Commission on April 30, 2010 and are incorporated by reference into the amendment to the Form S-1.

Exhibit 10.23

3.	An updated accountant’s consent should also be included with any amendment to the filing.

Response: As requested, the Company has provided an updated accountant’s consent with the amendment to the Form S-1.

Exhibit 10.40

4.	According to your exhibit index, you are incorporating your January 29, 2010 secured credit facility agreement by reference from your February 4, 2010 Form 8-K filing. It does not appear, however, that you filed the referenced agreement with your February 4, 2010 Form 8-K filing. Please file the agreement.

Response: The Company has filed the secured credit facility agreement with Agility Capital, LLC as an exhibit to the Company’s Form 10-K/A filed with the Commission on April 30, 2010.

Form 8-K/A filed January 21, 2010

Notes to Unaudited Pro Forma Condensed Combined Financial Data, page F-6

Note 1. Basis of Presentation, page F-6

Acquisition of ChipX, Inc., page F-6

5.	We see that you allocated approximately $4.7 million to the estimated fair value of identifiable intangible assets including customer relationships and developed technology. We also see that the excess of the purchase price over the net assets acquired in the acquisition will result in goodwill of approximately $8.4 million or 67 percent of the purchase price. Please address the following:

•

Please tell us and revise future filings to disclose how you determined the fair value of the assets purchased and liabilities assumed, the valuation methodologies utilized, the significant assumptions used and the basis for recognizing the separately identifiable intangible assets.

Response: In determining the fair value of assets acquired and liabilities assumed, the Company considered the definition of fair value in FASB ASC 820, Fair Value Measurements and Disclosures, which states that fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In arriving at the estimates of fair value, the Company applied a variety of generally accepted valuation principles, including the market approach and income approach.

In order for the Company to complete its valuation of the assets acquired and liabilities assumed, it first determined the value of the purchase price which consisted of the fair market value of the common shares issued as consideration.

Following the determination of the total consideration of the transaction, the Company identified the net assets acquired in the transaction and made a determination for each asset acquired and liability assumed whether or not its fair value was determined under ASC 805. Specific assets and liabilities identified were:

•	Property, plant and equipment and other long term assets.

•	Intangible assets consisting of customer relationships, order backlog, existing technology, trade name and patents.

•	Interest-bearing debt and other long term liabilities assumed.

•	Current assets, including cash, accounts receivable and inventory, and current liabilities, including accounts payable and accrued and other liabilities.

For each of the identified assets and liabilities, the Company went through a process where it evaluated different factors to make a determination as to whether or not its fair value was determined under ASC 805.

Assumptions used and the basis for recognizing each intangible asset are as follows:

•

Customer relationships – the Company evaluated the existing ChipX customer base and based on factors such as the life of products embedded in the customer’s own products and anticipated follow on orders led the Company to conclude that there was value to customer relationships. Customer relationships were valued using the excess earnings method under the income approach.

•

Order backlog – ChipX had an existing backlog of orders and the Company expected to realize revenue from those orders. As a result, it was determined that there was value to backlog. Order backlog was valued using the excess earnings method under the income approach.

•

Existing technology – the Company determined that the existing developed technology of ChipX would allow the Company to to provide a broad offering of product solutions and was therefore determined to have value. Developed technology was valued using the relief from royalty method under the income approach.

•

Trade name – prior to the acquisition, ChipX had invested resources in developing its trade name and, as a result, the trade name was recognized by customers. The Company intends to use the trade name in marketing products and services acquired from ChipX and, as such, was identified as an asset and determined to have value. Trade name was valued using the relief from royalty method under the income approach.

•

Patents – as part of the acquisition process, ChipX and the Company reviewed the patent portfolio of ChipX and determined that 13 patents had value. In this instance, the Company determined value as the patent either had the potential to block the development of competing products because there are no substitutes available or which constitute a major improvement over prior technology. As such, these patents were valued as an intangible asset. Patents were valued using the guideline patent sales method under the market approach.

•

IPR&D – at the time of acquisition, ChipX’s had not allocated resources to new projects and there were no other existing IPR&D projects in place, therefore, the Company determined IPR&D was not an intangible asset and no value was assigned to it.

•	Assembled workforce – as noted above, recognition of a trained and assembled workforce as an intangible asset apart from goodwill is not permitted under ASC 805.

For each item, it was determined that a fair value could be assigned with the exception of IPR&D and assembled workforce. Recognition of a trained and assembled workforce as an intangible asset apart from goodwill is not permitted under ASC 805; however, the fair value of the assembled workforce was calculated for use in the valuation analysis of other intangible assets. The fair value of the assembled workforce was utilized to calculate contributory asset charges for the intangible assets valued using the excess earnings method under the income approach.

Subsequent to the filing of Form 8-K/A referred to above, certain of the assumptions and analysis prepared at the time of that filing were changed based on further analysis of certain assumptions used in the preliminary analysis. The net effect of such changes was to decrease the value of goodwill as shown on the Company’s balance sheet from $8.4 million to $7.3 million and to increase customer relationships from $2.6 million to $2.7 million and property and equipment from $0.8 million to $1.6 million as reflected in the Company’s filing on Form 10-K dated March 31, 2010.

All of the above were determined by management with the assistance of Teknos Associates, a valuation firm engaged by the Company who provided a report to the Company’s Board of Directors and management entitled ‘Valuation of certain assets and liabilities related to the Acquisition of ChipX Incorporated’. The date of such report is March 22, 2010.

The Company will revise future filings to disclose how it determined the fair value of assets acquired and liabilities assumed, the valuation methodologies utilized, the significant assumptions used and the basis for recognizing the separately identifiable intangible assets.

•	Please revise your discussion in future filings to include a qualitative description of the factors that make up the goodwill recognized. Refer to the guidance in FASB ASC 805-30-50.

Response: The Company will revise its future filings to include a qualitative description of the factors that make up the goodwill recognized as provided for in FASB ASC 805-30-50.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President

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